Shareholder meeting (unaudited)

On March 27, 2007, the Annual Meeting of the Fund was held to elect three Trustees.

Proxies covering 39,365,182 shares of beneficial interest were voted at the meeting. The common shareholders elected the following Trustees to serve until their respective successors are duly elected and qualified, with the votes tabulated as follows:

                            For                   Withheld
                                                  Authority
James R. Boyle              38,431,196            933,986
Steven R. Pruchansky        38,416,834            948,348

The preferred shareholders elected Patti McGill Peterson as Trustee of the Fund until her successor is duly elected and qualified, with the votes tabulated as follows: 14,523 FOR and 126 WITHHELD.